UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q15 Results

4Q15 Results Annual EBITDA and free cash flow records of R$5.3 billion and R$2.9 billion(6), respectively 3Q15 Pulp Production 000 t 1,297 1,275 1,381 2% -6% 5,185 5,274 -2% Adjusted EBITDA(1) R$ million 1,623 1,551 906 5% 79% 5,337 2,791 91% Net Financial Result(2) - - 125% R$ million 97 (2,357) (611) (3,685) (1,635) Divide nds paid R$ million (1,998) - - - - (2,148) - - ROIC(5) % 22.8% 18.9% 8.0% 4 p.p. 15 p.p. 22.8% 8.0% 15 p.p. Gross Debt (R$) R$ million 12,744 12,526 8,327 2% 53% 12,744 8,327 53% 15% 46% 46% Net De bt (R$) R$ million 11,015 9,578 7,549 11,015 7,549 Net De bt/EBITDA LTM x 2.06 2.07 2.70 -0.0 x -0.6 x 2.06 2.70 -0.64 x (1) A djusted by non-recurring and non-cash items | (2) Includes results f rom f inancial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge f air value | (4) For covenants purposes | (5) For more details p. 16 | (6) Bef ore dividend payment, expansion capex and purchase and sale of land 4Q15 Highlights Pulp production of 1,297 thousand tons, 2% more than in 3Q15 and 6% less than in 4Q14. In 2015, production stood at 5,185 thousand tons. Pulp sales of 1,308 thousand tons, 1% up on 3Q15 and 7% down on 4Q14. LTM sales totaled 5,118 thousand tons. Net revenue of R$2,985 million (3Q15: R$2,790 million | 4Q14: R$2,001 million). LTM net revenue came to R$10,081 million, a new 12-month record. Cash cost of R$658/t, flat in relation to 3Q15 and 40% more than in 4Q14 (more details on page 7). Excluding the impact of the scheduled downtimes, the cash cost would have come to R$620/t. Adjusted EBITDA was a quarterly record of R$1,623 million, 5% and 79% higher than in 3Q15 and 4Q14, respectively, with an EBITDA margin of 53%. Annual EBITDA totaled R$5,337 million, also a period record. EBITDA/ton of R$1,240/t (US$323/t), 4% and 93% more than in 3Q15 and 4Q14, respectively. Free cash flow in the quarter before expansion capex and purchase and sale of land came to R$866 million, 23% down on 3Q15 and 229% up on 4Q14. In 2015 as a whole, free cash flow totaled R$2,865 million. Free cash flow yield came to 10% in R$ and 11% in US$. Cash ROE and ROIC of 25.1% and 22.8%, respectively. For more details, see page 17. Net income of R$910 million (3Q15: R$(601) million | 4Q14: R$(128) million). Annual net income stood at R$357 million. Gross debt in dollars of US$3,264 million, 4% up on 3Q15 and 4Q14. Gross debt/EBITDA in dollars of 2.06x. Net Debt/EBITDA ratio of 1.78x in dollars (Sept/15: 1.58x | Sept/14: 2.40x) and 2.06x in reais (Sept/15: 2.07x | Dec/14: 2.70x). Fibria was once again included in the BM&FBovespa’s 2016 Corporate Sustainability Index (ISE), which it has been part of since the index was launched in 2005. Fibria was granted Baa3/Stable investment grade by Moody’s. Definition of the financing structure for execution of the Horizonte 2 Project. Payment of interim dividends totaling R$2 billion on December 9, 2015. The Company acquired and sold rural properties in order to streamline its asset base and expand its structural competitiveness. These sales and acquisitions totaled R$171.7 million and R$451.7 million, respectively. Distribution of dividends in the amount of R$ 300 million (more details on page 17). Subsequent Events Fibria receives Silver Class Sustainability Award 2016 from RobecoSAM (NYSE’s Dow Jones World Sustainability Index). Camila Nogueira The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2015 (4Q15) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti André Gonçalves Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 2 Conference Call: January 28, 2016 English (simultaneous translation into Portuguese): 9 a.m. (US-EST) Participants in Brazil: +55 11 3193-1001 | other participants: +1-786-924-6977 Webcast: www.fibria.com.br/ir Market Cap – December 31, 2015: R$28.7 billion | US$7.4 billion(1) FIBR3: R$51.89 FBR: US$12.69 Shares Issued: 553,934,646 common shares (1) Market cap in R$ converted by Ptax Net De bt/EBITDA LTM (US$)(4) x 1.78 1.58 2.40 0.2 x -0.6 x 1.78 2.40 -0.62 x Net De bt (US$) US$ million 2,821 2,411 2,842 17% -1% 2,821 2,842 -1% Cash(3) R$ million 1,730 2,948 778 -41% 122% 1,730 778 122% Gross Debt (US$) US$ million 3,264 3,153 3,135 4% 4% 3,264 3,135 4% ROE(5) % 25.1% 18.9% 6.2% 6 p.p. 19 p.p. 25.1% 6.2% 19 p.p. Net Income (Loss) R$ million 910 (601) (128) - - 357 163 119% Fre e Cash Flow(6) R$ million 866 1,122 263 -23% 229% 2,865 636 351% EBITDA margin % 54% 56% 45% -1 p.p. 9 p.p. 53% 39% 14 p.p. Pulp Sales 000 t 1,308 1,298 1,410 1% -7% 5,118 5,305 -4% Net Re venues R$ million 2,985 2,790 2,001 7% 49% 10,081 7,084 42% Ke y Figures Unit 4Q15 3Q15 4Q14 4Q15 vs 4Q15 vs 4Q14 2015 2014 2015 vs 2014

4Q15 Results Contents Executive Summary 4 Pulp Market 5 Production and Sales 6 Results Analysis 7 Financial Result 10 Net Result 12 Indebtedness 13 Capital Expenditure 15 Free Cash Flow 16 ROE and ROIC 17 Capital Market 17 Sustainability 18 Dividends 18 Subsequent Events 18 Appendix I – Revenue x Volume x Price* 19 Appendix II – Income Statement 20 Appendix III – Balance Sheet 21 Appendix IV – Cash Flow 22 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) 23 Appendix VI – Economic and Operational Data 24 3

4Q15 Results Executive Summary Despite the period volatility, especially in Asia, which impacted the PIX/FOEX BHKP price and forced Fibria to reduce its exposure in the region (20% in 4Q15), the level of harwood inventory reported by the PPPC (39 days in December), the 7% upturn in global eucalyptus pulp sales and supply limitations due to non-scheduled downtimes by the hardwood pulp producers still ensured positive market fundamentals. The 51% average dollar appreciation against the real contributed to fourth-quarter EBITDA of R$1.62 billion (a period record) and free cash flow of R$866 million. In 2015 as a whole, recurring free cash flow came to R$2.9 billion and EBITDA stood at R$5,337 million, 91% more than in 2014. On November 3, Moody's raised Fibria’s rating from 'Ba1/Positive' to 'Baa3/Stable'. The upgrade mainly reflected the Company’s disciplined approach to leverage and liquidity and its capacity to consistently reduce its leverage ratios while preserving its liquidity position, in addition to expectations that it will continue to benefit from pulp prices and the depreciation of the real against the dollar in the next 12-18 months. Consequently, Fibria’s credit metrics will enable the expansion of the Três Lagoas industrial complex while preserving its level of indebtedness, which is compatible with a Baa3 investment grade rating, according to the agency. In addition to Moody’s, the other agencies (Fitch and S&P) reaffirmed the rating with stable outlook, even after the downgrade of the sovereign rating. On December 28, Fibria informed its shareholders and the market in general that it had executed private property purchase and sale instruments with one of its controlling shareholders, Votorantim Industrial S.A. (VID) through which: (i) the Company undertook to sell and transfer and VID undertook to buy and acquire rural properties owned by the Company, totaling 5,042 hectares, for R$171.7 million, and (ii) VID undertook to sell and transfer and the Company undertook to buy and acquire rural properties owned by VID, totaling 33,994 hectares, for R$451.7 million. The Company further stated that the amounts of the property purchases and sales were negotiated between the parties based on independent appraisals, whose reports are available on the websites of the Brazilian Securities and Exchange Commission – CVM and the Securities, Commodities and Futures Exchange – BM&FBOVESPA S.A. The transaction is aligned with Fibria’s intention to streamline its asset basis in order to ensure and expand the structural competitiveness of its forestry activities. Pulp production totaled 1,297 thousand tons in 4Q15, 2% up on 3Q15, largely due to the reduced impact from scheduled maintenance downtimes, and 6% less than in 4Q14, due to the slower stabilization curve following the scheduled maintenance stoppage and the impact of the stoppage in Jacareí Unit. Sales volume came to 1,308 thousand tons, 1% more than in the previous quarter due to higher sales volume to North America, and 6% down on 4Q14, due to lower sales to Asia. Pulp inventories closed the quarter at 52 days. The production cash cost was R$658/t, virtually identical to the 3Q15 figure, primarily due to the reduced impact of the maintenance downtimes, offset by higher personnel costs, the appreciation of the dollar against the real, increased wood costs and higher energy consumption. The year-on-year upturn was due to higher logistics costs with wood (wider average transportation radius and more wood acquired from third parties), the heavier impact from scheduled maintenance stoppages, the appreciation of the dollar against the real and the reduced utilities result, among other less important factors (see page 7 for more details). The cash cost excluding the downtime effect stood at R$620/t, 32% up on 4Q14. In 2015, the cash cost climbed by 19%, primarily due to wood costs (R$35/t) and the foreign exchange effect (R$28/t). In dollars, however, the annual cash cost fell by 16%. Adjusted 4Q15 EBITDA totaled R$1,623 million, 5% up on 3Q15 and a new quarterly record, thanks to higher average net prices in reais, partially offset by higher cash COGS (see page 9), while the EBITDA margin stood at 54%. In relation to 4Q14, the higher average net price in reais offset the upturn in cash COGS and the reduction in sales volume. Free 4

4Q15 Results cash flow for the quarter before expansion capex, dividends and purchase and sale of land amounted to R$866 million, 23% less than in 3Q15 due to the variation in working capital (see page 15 for more details). In relation to 4Q14, most of the upturn can also be put down to EBITDA. The 4Q15 financial result was positive by R$97 million, versus a negative R$2,357 million in 3Q15 and a negative R$611 million in 4Q14. The positive result was chiefly due to the 2% depreciation of the end-of-period dollar against the real, resulting in income from the impact of the exchange variation on debt and hedge instruments. Interest expenses in dollars fell by 14% year-on-year, despite the upturn in the Libor and TJLP long-term interest rate and new funding operations in the period. Gross debt in dollars totaled US$3,264 million, 4% up on 3Q15 and 4Q14. Fibria closed the quarter with a cash position of R$1,730 million, including the mark-to-market of derivatives. As a result of all the above, Fibria reported 4Q15 net income of R$910 million, versus a net loss of R$601 million in 3Q15 and a net loss of R$128 million in 4Q14. Annual net income amounted to R$357 million, versus R$163 million in 2014. Pulp Market In 2015, global eucalyptus pulp sales increased by 7%, (1.2 million tons) to 18.7 million tons, according to the PPPC’s World-20 report, with all markets reporting a healthy performance. In addition to new paper capacity in China, which has been one of the pillars of growing demand in recent years, the improved macroeconomic indicators, especially in Europe, were among those factors chiefly responsible for the year’s positive demand result. Global eucalyptus pulp shipments by region (2015 vs 2014) +611kt Total North America Western Europe China Others Source: PPPC World 20 January 2016 Despite the good performance for most of 2015, which allowed prices to increase three times during the year, sales in the final quarter were jeopardized by China’s strong pressure on prices, leading Fibria to reduce its exposure in Asia to below the historical average. This decision was supported by the market fundamentals, especially low producer and consumer inventory levels. On the supply side, the final months of the year were marked by unscheduled downtimes by several hardwood pulp producers worldwide, as well as technical and weather issues which, along with the maintenance downtimes, removed more than 400 thousand tons from the market in the period. 5 +1,232kt 14% +201kt 7% +330kt +90kt 4% 5% 5%

4Q15 Results BHKP Downtimes (000 t) Maintenance Downtimes - Brazil Maintenance Downtimes - Abroad Unexpected supply shortages Total (418) Source: ABTCP and Fibria Given the gradual decline in consumers’ pulp inventories and the maintenance of the positive economic scenario in the mature markets, Fibria expects a substantial recovery in sales volume by the end of the first quarter. Production and Sales Production ('000 t) 4Q15 3Q15 4Q14 2015 2014 3Q15 4Q14 2014 Dom es tic Market Pulp 125 118 146 6% -14% 499 517 -4% Pulp production totaled 1,297 thousand tons in 4Q15, 2% up on 3Q15, largely due to the reduced impact from scheduled maintenance downtimes, and 6% down on 4Q14, due to the slower stabilization curve following this scheduled maintenance stoppage and the impact of the stoppage in Jacareí Unit. Annual output fell by 2%. Pulp inventories closed the quarter at 776 thousand tons (52 days), 1% down on the 786 thousand tons recorded in 3Q15 (53 days) and 9% more than the 710 thousand tons registered in 4Q14 (48 days). Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2018 is shown in the following chart, in which these changes become clear. 12 months 15 months Sales volume totaled 1,308 thousand tons, 1% up on 3Q15, due to increased sales volume to North America, and 7% down on 4Q14, due to reduced sales volume to Asia. In 4Q15, net revenue from shipments to Europe accounted for 42% of the total, followed by North America with 29%, Asia with 20% and Latin America with 9%. 6 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel Export Market Pulp 1,183 1,180 1,264 0% -6% 4,619 4,788 -4% Total sales 1,308 1,298 1,410 1% -7% 5,118 5,305 -4% 4Q15 vs 4Q15 vs 2015 vs Pulp 1,297 1,275 1,381 2% -6% 5,185 5,274 -2% Sales Volume ('000 t) (55) (136) (222)

4Q15 Results Results Analysis Net Revenues (R$ million) 4Q15 3Q15 4Q14 2015 2014 3Q15 4Q14 2014 Export Market Pulp 2,707 2,558 1,810 6% 50% 9,169 6,412 43% Portocel 24 28 19 -15% 24% 93 80 16% Net revenue totaled R$2,985 million in 4Q15, 7% more than in 3Q15, thanks to the higher average net price in reais, in turn due to the 8% appreciation of the average dollar. Compared to 4Q14, the increase in the average net price in reais also justified the 49% upturn in net revenue, explained by the 51% appreciation of the average exchange rate and the 7% upturn in the average net price in dollars, partially offset by the decline in sales volume. Annual net revenue came to R$10,081 million, a new 12-month record. The cost of goods sold (COGS) increased by 7% and 18% over 3Q15 and 4Q14, respectively, mostly due to higher production costs (as explained below) and the impact of the exchange variation on freight expenses, partially offset by the reduction in expenses from bunker fuel adjustments due to the decline in oil prices. These factors also explain the 6% change of the full year versus 2014. The pulp production cash cost was R$658/t, virtually identical to the 3Q15 figure, primarily due to the appreciation of the dollar against the real (4Q15: R$3.8436 | 3Q15: R$3.5430), increased wood costs (more wood acquired from third parties, impacting the average distance from forest to mill) and higher energy consumption, among others as shown below, all of which offset the reduced impact of the maintenance downtimes. The year-on-year upturn was due to the following factors: i) higher non-recurring wood costs, due to the higher share of wood acquired from third parties and wood brought from Losango, impacting the average distance from forest to mill; ii) the increased impact from scheduled maintenance downtimes (the Company did not record any such stoppages in 4Q14), iii) the appreciation of the dollar against the real (4Q15: R$3.8436 | 4Q14: R$2.5437); and iv) the lower utilities result (electricity sales), among other less important factors, shown in the table below. These factors also explain a large part of the 19% variation in the annual cash cost (2015: R$618/t | 2014: R$519/t). In dollars, however, the 2015 cash cost fell by 16% (2015: US$ 185/t | 2014: US$ 220/t). It is worth noting that the wood cost variation was expected and that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. The inflation in the last twelve months as measured by the IPCA consumer price index came to 10.7% in 2015. 7 Total 2,985 2,790 2,001 7% 49% 10,081 7,084 42% Total Pulp 2,961 2,761 1,982 7% 49% 9,988 7,003 43% 4Q15 vs 4Q15 vs 2015 vs Dom es tic Market Pulp 254 203 172 25% 48% 819 591 39%

4Q15 Results Cash Cost (R$/t) 659 658 Exchange Rate 7 Higher consumption of energy 6 4Q14 3Q15 4Q15 Higher cost of third party services 3 Cash Cost ex-Downtime (R$/t) Others 4 620 589 4Q14 3Q15 4Q15 Maintenance downtime 37 Annual Cash Cost (R$/t) 618 Lower results with utilities (energy price decrease) 24 Higher cost of third party services 11 2014 2015 Collective barganing agreement 5 Production Cash Cost 4Q14 Production Cash Cost 4Q15 Other Fixed Other Fixed 4% Personnel 6% Maintenance 14% Personnel 7% Maintenance 11% 4% Wood 44% Other Variable 2% Energy 3% Other Variable 3% Wood 50% Energy 7% Chemicals 23% Chemicals 22% Variable costs Fixed costs Selling expenses totaled R$125 million in 4Q15, 13% more than in 3Q15 mainly due to the foreign exchange impact on variable expenses and higher expenses with terminals. Compared to 4Q14, the 21% increase was primarily due to the appreciation of the dollar against the real. The selling expenses to net revenue ratio remained at 4%. Administrative expenses totaled R$71 million, 8% up on 3Q15, due to increased costs with third-party services and higher wage expenses. The 2% decline over 4Q14 was due to the reduction in services rendered. Other operating income (expenses) totaled R$107 million in 4Q15, versus an expense of R$44 million in 3Q15 and an expense of R$129 million in 4Q14. The quarter-on-quarter and year-on-year variations were chiefly due to the net effect of the sale of 5 thousand hectares of land, as mentioned previously, and the reappraisal of biological assets, partially 8 Others 2 4Q15 658 Highest price of chemicals 8 Higher con sumption of energy 12 519 Exchange rate 31 Pulp Cash Cost R$/t 4Q14 472 Wood (higher third party contribution and Losango effect - higher distance from forest to mill) 56 472 4Q15 658 Maintenance downtimes (32) Collective barganing agreement 5 Wood (higher third pa rty contribution - higher distance from forest to mill) 6 472 Pulp Cash Cost R$/t 3Q15 659

4Q15 Results offset by the addition to provisions for ICMS tax losses of R$167 million from previous years. It is important to note that none of these effects impact company’s EBITDA. Until September 2015, these provisions were equivalent to 80% of the total in the state of Espírito Santo. However, due to the low likelihood of these credits being realized, they were increased to 100% as of October 2015. EBITDA (R$ million) and EBITDA Margin (%) EBITDA/t (R$/t) 54% 56% 45% 1,623 1,551 1,240 1,194 4Q14 EBITDA (R$ million) 3Q15 4Q15 4Q14 3Q15 4Q15 EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton Adjusted EBITDA totaled R$1,623 million in 4Q15 with a margin of 54%. In comparison with 3Q15, EBITDA increased by 5%, due to the higher average net price in reais (6%), impacted by the 8% variation in the average dollar, partially offset by higher cash COGS. The 12-month upturn was due to the 51% appreciation of the average dollar and the 7% increase in the average net price in dollars, which offset the upturn in cash COGS and the decline in sales volume. The graph below shows the main variations in the quarter: EBITDA 4Q15 x 3Q15 R$ million e margin % 1,747 176 151 1,551 1,623 19 1,520 Adjusted EBITDA 3Q15 Non-recurring effects / non-cash EBITDA 3Q15 Volume Price and Exchange Variation Cogs S&M G&A Other operational expenses(1) EBITDA 4Q15 Non-recurring Adjusted effects / non-EBITDA 4Q15 cash (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, and recovery of contingencies. 9 (124) (30) (101) (14) (5) 323 642 337 252 422 906 438 356

4Q15 Results Financial Result 3Q15 4Q14 2014 Interest on financial investments 66 27 20 132 91 144% 229% 45% Financia l Expenses (140) (122) (112) (470) (476) 15% 25% -1% Interest - loans and financing (foreign currency) (84) (74) (60) (276) (265) 14% 40% 4% Monetary and Exchange Variations 120 (1,687) (441) (2,507) (722) -107% -127% - Foreign Exchange Variations - Other (101) 515 (3) 526 (32) -120% 3275% - (1) Change in the marked to market (4Q15: R$173 million | 3Q15: R$(362) million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$66 million in 4Q15, 144% up on 3Q15, and 229% more than in 4Q14. Although cash fell at the end of the quarter due to dividend payments, income was higher than in 3Q15 and 4Q14 since cash and financial investments remained high throughout most of the period due to new funding operations in the quarter whose proceeds will be allocated to the Três Lagoas Mill expansion project (more details on page 12). Cash and cash equivalents closed the quarter at R$2,558 million (excluding the mark-to-market of derivative instruments). Hedge transactions generated a gain of R$59 million, from the positive variation in fair value, especially of debt swaps (for more details on derivatives, see page 10). Interest expenses on loans and financing totaled R$140 million in 4Q15, 16% up on 3Q15 and 26% up on 4Q14, due to: (i) new funding operations in the period (see page 12); ii) the increase in the Libor and the TJLP long-term interest rate, which pushed up the appropriation of interest on debt pegged to these indexing units; and iii) the year-on-year appreciation of the real (4Q15: R$3.9048 | 4Q14: R$2.6562). Foreign-exchange income on dollar-denominated debt (90% of total debt including real/dollar swaps), stood at R$221 million, versus a loss of R$2,202 million in 3Q15 and a loss of R$438 million in 4Q14. In relation to 3Q15, the positive effect was due to the appreciation of the real against the dollar (4Q15: R$3.9048 | 3Q15: R$3.9729 | 4Q14: R$2.6562). On December 31, 2015, the mark-to-market of derivative financial instruments was negative by R$828 million (a negative R$9 million from operational hedges, a negative R$1,073 million from debt hedges, and a positive R$254 million from embedded derivatives), versus a negative R$1,001 million on September 30, 2015, giving a positive variation of R$173 million, primarily due to the period appreciation of the real (4Q15: R$3.9048 | 3Q15: R$3.9729). The negative result was mainly due to the depreciation of the real and the changes in market conditions between the periods in which the operations were contracted and December 31, 2015, impacting outstanding debt swap transactions. Cash disbursements from transactions that matured in the period totaled R$114 million (R$33 million of which in operational hedges and R$81 million in debt hedges). As a result, the net impact on the financial result was a positive R$59 million. The following table shows Fibria’s derivative hedge position at the close of December 2015: 10 Other Financial Income / Expenses(2) (8) (4) (36) (9) (522) 100% -78% - Net Fina ncial Result 97 (2,357) (611) (3,685) (1,635) -104% -116% - Foreign Exchange Variations - Debt 221 (2,202) (438) (3,033) (690) -110% -151% - Capitalized interest(2) 7 1 1 9 1 - - - Interest - loans and financing (local currency) (63) (49) (53) (203) (212) 28% 19% -4% Hedging(1) 59 (571) (42) (830) (6) - - - (R$ million) 4Q15 3Q15 4Q14 2015 2014 4Q15 vs 4Q15 vs 2015 vs Financia l Income (including hedge result) 125 (544) (22) (698) 85 - - -

4Q15 Results Sw aps Maturity Pay US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) US Dollar Fixed (5) dec/19 aug/20 dec/17 dec/17 $ $ $ $ 623 359 98 112 $ $ $ $ 627 362 117 131 R$ (2,317) R$ (2,266) R$ (1,707) R$ (1,671) R$ R$ (384) R$ (368) R$ (453) (426) US Dollar Options up to 5M $ 310 $ 570 R$ (9) R$ (132) Receive US Dollar Fixed dec/34 $ 858 $ 869 R$ 254 R$ 283 Pay US Dollar CPI dec/34 $ 858 $ 869 R$ - R$ - Total (e) Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 13% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Notional (US$ milhões) 425 350 310 290 115 110 150 100 Average strike call (R$/US$) 3.17 3.24 3.86 4.44 6.68 7.49 8.41 11.84 Updated in January, 25th Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 35 months in 4Q15) and therefore has a limited cash impact. 11 Cash impact on settlement (R$ million) (3) (86) (33) - - - - - Average strike put (R$/US$) 2.22 2.31 2.52 2.74 3.25 3.25 3.25 3.25 Settled in Settled in Maturity Maturity Maturity Maturity Maturity Maturity in 2Q15 3Q15 in 4Q15 in 1Q16 in 2Q16 in 3Q16 in 4Q16 2017 Net (a+b+c+d+e) R$ (828) R$ (1,001) Embedded Derivatives R$ 254 R$ 283 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (d) R$ (9) R$ (132) Pay Total (b) R$ (4,776) R$ (4,815) Net (a+b) R$ (1,073) R$ (1,152) Option Notional (MM) Fair Value dec/15 sep/15 dec/15 sep/15 Receive US Dollar Libor (2) dec/19 $ 623 $ 627 R$ 2,309 R$ 2,232 Brazilian Real CDI (3) aug/20 R$ 699 R$ 706 R$ 1,058 R$ 1,036 Brazilian Real TJLP (4) dec/17 R$ 160 R$ 189 R$ 154 R$ 181 Brazilian Fixed (5) dec/17 R$ 236 R$ 273 R$ 182 R$ 214 Receive Total (a) R$ 3,703 R$ 3,663

4Q15 Results The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 4Q15 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result The Company posted 4Q15 net income of R$910 million, versus a net loss of R$601 million in 3Q15 and a net loss of R$128 million in 4Q14. The quarter-on-quarter variation was primarily due to the positive financial result. In 2015 as a whole, the Company recorded net income of R$357 million, versus R$163 million in 2014. Despite the negative financial result, which was also higher than in 2014, partially offset by the deferred income tax effect, Fibria reported a substantially higher operating result, which explains the increase in the net result. Excluding non-recurring effects (tax credits) and the impact of exchange variation (mainly on debt and hedge instruments), Fibria would have recorded net income of R$2,491 million in 2015. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 5% higher than in 3Q15, thanks to the increase in the average net price in reais, partially offset by higher cash COGS. The 78% year-on-year upturn was due to the 51% appreciation of the average dollar against the real, offsetting the increase in costs and the decline in sales volume. The chart below shows the main factors impacting the 4Q15 net result, beginning with EBITDA in the same period: Net Income (R$ million) 5,337 (1,892) Deprec., amortiz. and depletion Adjusted EBITDA 4Q15 Exchange variation debt MtM derivatives Net Interest Income tax Other(1) Net Income 4Q15 (1) Includes other exchange rate/monetary variations, other financial income/expenses and other operating income/expenses. 12 (3,033) (830) (338) 595 357 518

4Q15 Results Indebtedness Sep/15 Dec/14 Gross Debt R$ million 12,744 12,526 8,327 2% 53% Gross Debt in US$(1) R$ million 11,470 11,900 7,726 -4% 48% Cost of debt (foreign currency) (2) 0.2 p.p. 0.1 p.p. % p.a. 3.8% 3.6% 3.7% Short-term debt % 8% 9% 13% -1 p.p. -5 p.p. Cash and market securities in US$ R$ million 1,068 2,537 341 -58% 213% Cash and cash Equivalents (3) R$ million 1,730 2,948 778 -41% 122% Net Debt/EBITDA (in US$) x 2.06 2.07 2.70 0.0 -0.6 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 10,215 million (80% of the total debt) and debt in reais w as R$ 2,529 million (20% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes In 4Q15, Fibria concluded the issue of Agribusiness Receivables Certificates (CRAs) totaling R$675 million at 99% of the CDI and maturing in 6 years. The proceeds will be used to finance the Horizonte 2 Project. On December 31, 2015, gross debt stood at R$12,744 million, R$218 million, or 2%, up on 3Q15, mainly due to period funding operations and amortizations. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 1,123 140 23 12,744 12,526 Gross Debt Sept/2015 Loans Principal/Interest Interest Accrual Payment Foreign Exchange Variation Others Gross Debt Dec/2015 The financial leverage ratio in dollars increased to 1.78x on December 31, 2015 (versus 1.58x in 3Q15). The average total cost (*) of Fibria’s dollar debt was 3.3% p.a. (Sep/15: 3.3% p.a. | Dec/14: 4.3% p.a.) comprising the average cost of local currency bank debt of 12.4% p.a. (Sep/15: 8.8% p.a. | Dec/14: 7.6% p.a.), which moved up due to new funding operations in the period, and the cost in dollars of 3.8% p.a. (Sep/15: 3.6% p.a. | Dec/14: 3.7% p.a.). This change was mainly due to the upturn in the yield curve. The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): 13 (847) (221) Net Debt/EBITDA (in US$)(4) x 1.78 1.58 2.40 0.2 -0.6 Net Debt R$ million 11,015 9,578 7,549 15% 46% Fair value of derivative instruments R$ million (828) (1,001) (417) -17% 99% Cash and market securities in R$ R$ million 1,490 1,412 854 6% 74% Cost of debt (local currency) (2) % p.a. 12.4% 8.8% 7.6% 3.6 p.p. 4.8 p.p. Average maturity months 51 51 55 0 -4 Gross Debt in R$ R$ million 1,274 626 601 103% 112% Unit Dec/15 Sep/15 Dec/14 Dec/15 vs Dec/15 vs

4Q15 Results Gross Debt by Currency Gross Debt by Index Gross Debt by Type 5%1% 10% 32% 16% 50% 20% 51% 90% Pre-Payment BNDES ARC Bond NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency The average maturity of the total debt was 51 months in Dec/15 versus 51 months in Sep/15 and 55 months in Dec/14. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 3,673 Revolver Cash Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 Cash and cash equivalents closed December 2015 at R$1,730 million, including the mark-to-market of hedge instruments totaling a negative R$828 million. Excluding this impact, cash on hand closed 2015 at R$ 2,558 million, of which 58% was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1,943 million, three of which in local currency totaling R$850 million at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million with a cost of 1.55% p.a. to 1.70% p.a. at the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$1,730 million, these lines totaling R$1,943 million have resulted in an immediate liquidity position of R$3,673 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 4Q15 at 3.4x. (*) Total average cost, considering debt in reais adjusted by the market swap curve. 14 1,943 3,169 1,864 3,013 2,367 1,894 2,343 1,073 1,069 396 1,166 827 98 44 1,730 1,468 209 1,067 338 486 957 735 583

4Q15 Results The graph below shows the evolution of Fibria’s net debt and leverage since December 2014: Net Debt / EBITDA (x) (R$) 2.88 2.70 2.40 (US$) 2.23 1.95 2.30 2.06 1.78 2.07 1.58 11,015 8,991 2,821 Dec/14 Mar/15 Jun/15 Sep/15 Dec/15 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 3Q15 4Q14 2014 Forest Expansion 28 21 26 74 74 36% 9% -1% Safety/Environment 11 6 2 25 18 75% 438% 38% Maintenance, IT, R&D, Modernization 114 87 72 317 271 32% 59% 17% Land purchase 452 - - 452 - - - - Capex totaled R$1,082 million in 4Q15, 121% and 153% up on 3Q15 and 4Q14, respectively, primarily due to expenditure on the industrial expansion of the H2 Project. The main maintenance investment was the acquisition of 33 thousand hectares of land for R$452 million, as mentioned previously, which explains most of the variation. Annual capex totaled R$2,358 million, 37% up on the initial estimate of R$1,720 million, due to: i) the exchange variation; ii) higher-than-expected inflation; iii) more significant expenses with maintenance and modernization; iv) higher expenses with the acquisition of wood from third parties; v) the industrial expansion of the H2 Project; and vi) land acquisitions. These factors, with the exception of the latter, had already been announced by the Company in a recent event with the market. Excluding the land purchase and expansion expenses, capex was R$ 1,613 million. The 48% increase in the annual figure over 2014, was primarily due to the land acquisitions, the industrial expansion of the H2 Project and increased expenses from the acquisition of standing timber from third parties. In dollars, capex climbed by 5% over the year before. Management has approved a capital budget of R$8.2 billion for 2016, R$5.4 billion of which will be allocated to the Horizonte 2 project. 15 Total Capex 1,082 490 427 2,358 1,591 121% 153% 48% Subtotal Maintenance 450 416 392 1,613 1,479 8% 15% 9% Forestry Renewal 324 324 319 1,271 1,190 0% 2% 7% Subtotal Expansion 180 73 34 293 112 145% 430% 162% (R$ million) 4Q15 3Q15 4Q14 2015 2014 4Q15 vs 4Q15 vs 2015 vs Industrial Expansion 152 53 8 219 38 189% 1799% 477% 9,578 8,197 2,8422,8032,6422,411 7,549

4Q15 Results Horizonte 2 Project Horizonte 2 Project is on schedule as planned, ending 2015 with physical overall progress of 15%. In 4Q15 we highlight the cornerstone ceremony, which included the participation of shareholders, authorities, community representatives, suppliers and Fibria’s employees. In the industrial and forestry areas there was the completion of 96% of the anticipated ground leveling works, infrastructure and preparation of the site, beginning and evolution of civil works, and forestry equipments acquisition. Concerning the logistics of pulp flow mill-to-port, we highlight the participation on Santos port terminals auction, in which the Company won the concession for operating terminal T32 - Macuco. On November 4, 2015, the Company informed the market that it had structured the entire financing needed to carry out the Horizonte 2 Project. Total investments were revised to R$8.7 billion, equivalent to around US$2.2 billion, less than the US$2.5 billion originally estimated. Credit sources include the Company’s own cash through the disbursement of working capital, syndicated export prepayment, Agribusiness Receivables Certificates (CRAs), the BNDES, the Midwest Development Fund (FDCO) and a foreign export credit agency (ECA). The estimated average financing cost in dollars is 2% p.a. Free Cash Flow 2014 (-) Capex including advance for wood puchase (1,082) (490) (427) (2,358) (1,591) 48% (-) Interest (paid)/received (93) (63) (139) (298) (411) -27% (+/-) Working Capital (195) 50 (66) (504) (136) 270% Dividends 1,998 - - 2,148 - - and purchase and sale of land Free cash flow was positive by R$866 million in 4Q15 (excluding the capex effect of the H2 Project, the payment of interim dividends and land purchases, as mentioned previously), versus a positive R$1,122 million in 3Q15 and a positive R$263 million in 4Q14. The decline over the previous quarter was mainly due to the negative working capital variation (in turn explained by the variation in accounts receivable – lower forfaiting in dollars), partially offset by EBITDA. The year-on-year upturn was due to higher EBITDA, which was also mostly responsible for the variation between 2015 and 2014. Annual free cash flow totaled R$2,865 million. Considering free cash flow before dividends, H2 Project capex and land acquisitions, and the free cash flow yield stood at 10.0% in R$ and 11.4% in US$. 16 Land purchases 452 - - 452 - - Free Cash Flow ex-Project H2, dividends 866 1,122 263 2,865 636 351% (+/-) Others 7 5 9 20 12 69% Free Cash Flow (1,765) 1,048 263 (27) 636 -104% Project H2 Capex 180 74 - 292 - - (-) Income tax (25) (5) (20) (76) (29) 164% (-) Dividends (1,998) - - (2,148) - - (R$ million) 4Q15 3Q15 4Q14 2015 2014 2015 vs Adjusted EBITDA 1,623 1,551 906 5,337 2,791 91%

4Q15 Results ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29). 3Q15 4Q14 IAS 41 adjustments R$ million (343) (282) (353) 21% -3% Shareholders' Equity (adjusted) - average(1) R$ million 13,367 14,033 14,148 -5% -6% Capex ex-H2 Project LTM(2) R$ million (1,614) (1,556) (1,479) 4% 9% Income Tax LTM R$ million (76) (71) (29) 7% 164% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. 3Q15 4Q14 Inventories R$ million 1,405 1,413 1,252 -1% 12% Biological Assets R$ million 3,911 3,773 3,565 4% 10% Invested Ca pital R$ million 16,514 16,392 16,712 1% -1% Adjusted Invested Capital(1) R$ million 15,987 15,863 16,098 1% -1% Capex ex-H2 Project LTM(2) R$ million (1,614) (1,556) (1,479) 4% 9% Adjusted Income LTM R$ million 3,646 2,992 1,283 22% 184% (1) A verage of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project and the land purchase occurred in 4Q15. Annualizing the 4Q15 data, dollar-based ROE and ROIC would have come to 32.0% and 29.2%, respectively. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 140 10 9 8 7 6 5 4 3 2 1 0 120 100 80 60 40 20 0 Oct-15 Nov-15 Dec-15 Oct-15 Nov-15 Dec-15 BM&FBovespa NYSE BM&FBovespa NYSE 17 Daily average: 3.1 million shares Daily average: US$42.3 million ROIC R$ million 22.8% 18.9% 8.0% 3.9 p.p. 14.8 p.p. Income Tax LTM R$ million (76) (71) (29) 7% - Adjusted EBITDA LTM R$ million 5,337 4,620 2,791 16% 91% IAS 41 adjustments R$ million (528) (529) (614) 0% -14% Fixed Assets R$ million 9,050 8,965 9,380 1% -4% Current Liabilities (ex-debt) R$ million 1,508 1,605 2,054 -6% -27% Return on Invested Ca pital Unit 4Q15 3Q15 4Q14 4Q15 vs 4Q15 vs Accounts Receivable R$ million 640 636 460 1% 39% ROE%25.1%18.9%6.2%6.2 p.p. 18.9 p.p. Adjusted Income LTMR$ million 3,3482,648872 26%284% Net interest LTMR$ million (298)(345)(411) -14%-27% Adjusted EBITDA LTMR$ million 5,3374,6202,791 16%91% Shareholders' Equity (adjusted)R$ million 12,47213,69914,262 -9%-13% Return on EquityUnit4Q153Q154Q144Q15 vs 4Q15 vs Shareholders' EquityR$ million 12,81513,98214,616 -8%-12%

4Q15 Results Fibria’s average daily traded volume in 4Q15 was approximately 3.1 million shares, 11% down on 3Q15, while daily financial volume averaged US$42 million, down by BM&FBovespa and US$17 million on the NYSE. 13% in the same period, US$25 million of which on the Fixed Income Unit Dec/15 Sept/15 Dec/14 Sept/15 Dec/14 Fibria 2024 - Price USD/k 95.3 97.4 100.3 -2% -5% Sustainability Fibria was included in the 2016 Corporate Sustainability Index (ISE), valid from January 2016 to December 2016. The Company has been part of the index since its launch in November 2005. In December 2015, the Board of Directors approved Fibria’s Sustainability Policy which establishes principles and directives that guide the company’s social and environmental practices. In addition to contributing to guide and engage the workforce, the document reiterates the company’s decision to create value for society, always considering the economic-financial, social and environmental aspects in its production chain. Dividends On December 17, 2015, the Board of Directors approved the dividend distribution proposal of R$ 300 million to be submitted to the Annual General Shareholders’ Meeting in April, 2016. Thus, considering the minimum mandatory dividend in the amount of R$ 81 million, the proposed additional dividend will be R$ 219 million. Throughout the year, the Company will evaluate new possibilities for dividends distribution, depending on its cash flow, liquidity and leverage level. Subsequent Events On January, 20, 2016, Fibria was announced by RobecoSAM (company that evaluates and publishes NYSE’s Dow Jones Sustainability Index) as one of the qualified for inclusion in the 2016 Sustainability Yearbook and has received the Silver Class distinction for its excellent sustainability performance. For more details, please refer to the link: http://yearbook.robecosam.com/. 18 Treasury 10 y % 2.3 2.0 2.2 0.2 p.p. 0.1 p.p. Dec/15 vsDec/15 vs Fibria 2024 - Yield % 6.0 5.6 5.2 0.4 p.p. 0.8 p.p.

4Q15 Results

Fibria's average daily traded volume in 4Q15 was approximately 3.1 million shares, 11% down on 3Q15, while daily financial volume averaged US$42 million, down by 13% in the same period, US$25 million of which on the BM&FBovespa and US$17 million on the NYSE.

Fixed Income

	Unit	Dec/15	Sept/15	Dec/14	Dec/15 vs Sept/15	Dec/15 vs Dec/14
Fibria 2024 - Yield	%	6.0	5.6	5.2	*0.4 p.p.*	*0.8 p.p.*
Fibria 2024 - Price	USD/k	95.3	97.4	100.3	*-2%*	*-5%*
Treasury 10 y	%	2.3	2.0	2.2	*0.2 p.p.*	*0.1 p.p.*

Sustainability

Fibria was included in the 2016 Corporate Sustainability Index (ISE), valid from January 2016 to December 2016. The Company has been part of the index since its launch in November 2005.

In December 2015, the Board of Directors approved Fibria's Sustainability Policy which establishes principles and directives that guide the company's social and environmental practices. In addition to contributing to guide and engage the workforce, the document reiterates the company's decision to create value for society, always considering the economic-financial, social and environmental aspects in its production chain.

Dividends

On December 17, 2015, the Board of Directors approved the dividend distribution proposal of R$ 300 million to be submitted to the Annual General Shareholders' Meeting in April, 2016. Thus, considering the minimum mandatory dividend in the amount of R$ 81 million, the proposed additional dividend will be R$ 219 million. Throughout the year, the Company will evaluate new possibilities for dividends distribution, depending on its cash flow, liquidity and leverage level.

Subsequent Events

On January, 20, 2016, Fibria was announced by RobecoSAM (company that evaluates and publishes NYSE's Dow Jones Sustainability Index) as one of the qualified for inclusion in the 2016 Sustainability Yearbook and has received the Silver Class distinction for its excellent sustainability performance. For more details, please refer to the link: http://yearbook.robecosam.com/.

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4Q15 Results Appendix II – Income Statement Net Revenue 2,985 100% 2,790 100% 2,001 100% 7% 49% Foreign Sales 2,707 91% 2,558 92% 1,810 90% 6% 50% Cost related to production (1,376) -46% (1,290) -46% (1,170) -58% 7% 18% General and administrative (71) -2% (66) -2% (72) -4% 8% -2% Equity (0) 0% (0) 0% (1) 0% - - Current Income taxes expenses (537) -18% (69) -2% (11) -1% - - Net Income (Loss) attributable to controlling equity interest 905 30% (606) -22% (130) -7% - - Depreciation, amortization and depletion 482 16% 484 17% 499 25% -1% -3% Fair Value of Biological Assets (155) -5% - 0% 35 2% - - Accruals for losses on ICMS credits 187 6% 18 1% 16 1% - - Net Revenue 10,081 100% 7,084 100% 42% Foreign Sales 9,169 91% 6,412 91% 43% Cost related to production (4,966) -49% (4,735) -67% 5% Selling and marketing (437) -4% (365) -5% 20% Financial Result (3,685) -37% (1,635) -23% 125% Other operating (expenses) income 24 0% 749 11% -97% Current Income taxes expenses (684) -7% (46) -1% - Net Income (Loss) attributable to controlling equity interest 342 3% 156 2% 119% Depreciation, amortization and depletion 1,892 19% 1,874 26% 1% Fair Value of Biological Assets (185) -2% (52) -1% 255% Accruals for losses on ICMS credits 248 2% 88 1% 182% 20 Tax Incentive (7) 0% (851) -12% 0% EBIT DA adjusted 5,337 53% 2,791 39% 91% Property, Plant and Equipment disposal (135) -1% 75 1% - EBIT DA 5,417 54% 3,530 50% 53% Equity (0) 0% 1 0% 0% Net Income (Loss) attributable to non-controlling equity interest 15 0% 7 0% 111% Deffered Income taxes expenses 1,202 12% 187 3% 543% Net Income (Loss) 357 4% 163 2% 119% LAIR (161) -2% 22 0% -835% Equity 0 0% (1) 0% 0% General and administrative (266) -3% (265) -4% 0% Freight (913) -9% (810) -11% 13% Operating Profit 4,202 42% 1,538 22% 173% Cost of sales (5,878) -58% (5,545) -78% 6% Domestic Sales 912 9% 671 9% 36% Income Statement - Consolidated (R$ million) 2014 2013 2014 vs 2013 R$ AV% R$ AV% (%) Tax Credits/Reversal of provision for contingencies (5) 0% (1) 0% (0) 0% - - EBIT DA adjusted (*) 1,623 54% 1,551 56% 906 45% 5% 79% Fixed Assets disposals (151) -5% 13 0% 45 2% - - EBIT DA 1,746 59% 1,520 55% 809 40% 15% 116% Equity 0 0% - 0% 1 0% - - Net Income (Loss) attributable to non-controlling equity interest 5 0% 4 0% 1 0% 6% 351% Deffered Income taxes expenses 86 3% 788 28% 184 9% - - Net Income (Loss) 910 30% (601) -22% (128) -6% -251% -812% Other operating (expenses) income 107 4% (44) -2% (129) -6% - - Operating Income 1,362 46% (1,321) -47% (301) -15% -203% -553% Financial Result 97 3% (2,357) -85% (611) -31% - - Freight (256) -9% (244) -11% (217) -11% 5% 18% Operating Profit 1,353 45% 1,256 45% 615 31% 8% 120% Selling and marketing (125) -4% (111) -4% (103) -5% 13% 21% Cost of sales (1,632) -55% (1,533) -55% (1,386) -69% 6% 18% Domestic Sales 278 9% 231 8% 192 10% 20% 45% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 4Q15 3Q15 4Q14 4Q15 vs 3Q15 4Q15 vs 4Q14 R$ AV% R$ AV% R$ AV% (%) (%)

4Q15 Results Appendix III – Balance Sheet Cash and cash equivalents 1,078 2,597 461 Short-term debt 1,073 1,077 965 Derivative instruments 27 26 30 Trade Accounts Payable 668 688 593 Inventories 1,571 1,563 1,239 Tax Liability 564 161 56 Others 168 150 148 Others 90 140 125 NON CURRENT 5,782 6,158 4,740 NON CURRENT 13,663 13,460 8,879 Derivative instruments 274 299 161 Accrued liabilities for legal proceedings 165 169 145 Recoverable taxes 1,512 1,943 1,752 Derivative instruments 826 855 422 Assets avaiable for sale 598 598 598 Others 253 271 207 Property, plant & equipment , net 9,433 8,952 9,253 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,506 4,516 4,552 Statutory Reserve 1,378 2,554 3,228 Treasury stock (10) (10) (10) T OT AL SHAREHOLDERS' EQUIT Y 12,815 13,982 14,616 21 T OT AL ASSET S29,43430,12825,594 T OT AL LIABILIT IES29,43430,12825,594 Minority interest636252 Equity valuation adjustment1,6401,6351,613 Biological assets4,1153,8633,708 Capital Reserve15124 Investments13812180SHAREHOLDERS' EQUIT Y - Controlling interest12,75213,92014,564 Others300290291 Fostered advance631671695 Assets avaiable for sale477477477 Deferred income taxes2,3992,2841,191 Deferred income taxes , net271238267 Marketable securities687251Long-term debt11,67111,4497,361 Recoverable taxes462177163 Dividends and Interest attributable to capital payable86039 Trade accounts receivable, net742724538 Payroll and related charges171148135 Securities1,4121,281683 Derivative Instruments303471186 BALANCE SHEET (R$ million) ASSET SDec/15Sep/15Dec/14LIABILITIESDec/15Sep/15Dec/14 CURRENT5,4616,5183,261 CURRENT2,9552,6862,099

4Q15 Results Appendix IV – Cash Flow (+) Depreciation, depletion and amortization 482 484 499 1,892 1,874 (+) Change in fair value of derivative financial instruments (59) 571 42 830 6 (+) Fair value of biological assets (155) - 35 (185) (52) (+) Interest and gain and losses in marketable securities (64) (26) (18) (129) (83) (+) Financial charges of Eurobons "Fibria 2020" partial repurchase transaction - - 35 - 499 (+) Provisions and other 4 3 7 8 24 (+) Program Stock Options 4 5 1 12 1 Decrease (increase) in assets Inventories 6 (69) 35 (214) 78 Other assets/advances to suppliers (36) (42) (14) (86) 122 Trade payable (24) (34) (95) (67) (20) Payroll, profit sharing and related charges 23 37 16 36 6 Cash provided by operating activities Interest paid (141) (86) (162) (406) (491) Acquisition of property, plant and equipment and intangible assets and forests (1,104) (502) (413) (2,357) (1,540) Marketable securities, net (112) (576) 218 (714) 409 Acquisition of interest in subsidary - - - - 903 Derivative transactions settled (114) (209) (24) (420) (53) Advances received on disposal of assets (Losango - - - - - Borrowings 1,123 1,543 1,770 3,088 4,346 Eurobonds - - (40) - (365) Other 9 (6) 8 8 12 Effect of exchange rate changes on cash and cash equivalents (112) 379 (16) 305 (37) Cash and cash equivalents at beginning of year 2,597 685 709 461 1,272 22 Cash and cash equivalents at end of year 1,078 2,597 461 1,078 461 Net increase (decrease) in cash and cash equivalents (1,519) 1,913 (248) 617 (811) NET CASH USED IN FINANCING ACT IVIT IES (1,572) 1,269 (675) (853) (2,644) Dividendos pagos (1,998) - - (2,148) - Repayments - principal amount (705) (268) (2,413) (1,801) (6,636) Others - - - (0) (1) NET CASH USED IN INVEST ING ACT IVIT IES (1,152) (1,272) (246) (3,315) (356) Cash flows from financing activities Subsidiary incorporation - Fibria Innovations - - - (12) - Proceeds from sale of property, plant and equipment 176 2 7 208 5 Cash from sale of investments - Asset Light project - - - - 903 Advances for acquisition of timber from forestry partnership program 22 12 (13) (1) (51) Income taxes paid (25) (5) (20) (76) (29) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 1,316 1,538 690 4,479 2,227 Cash flows from investing activities Interest received 48 22 23 108 80 Other payable (53) 26 12 (18) (16) Taxes payable (109) 1 (25) (101) (49) Increase (decrease) in liabilities Recoverable taxes (1) (95) (53) (262) (172) Trade accounts receivable (2) 227 59 208 (85) (+) Provisions and investment - - - - 7 (+) Tax Credits - - - - (850) (+) Impairment of recoverable ICMS 187 18 16 248 88 (+) Interest expense 140 122 112 470 476 (+) (Gain)/loss on disposal of property, plant and equipment (151) 13 45 (135) 68 (+) Equity in losses of jointly-venture 0 0 1 (0) 1 (+) Foreign exchange losses, net (120) 1,687 441 2,507 722 INCOME (LOSS) BEFORE T AXES ON INCOME 1,362 (1,321) (301) (161) 22 Adjusted by UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 4Q15 3Q15 4Q14 2015 2014

4Q15 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (97) 2,357 611 (+) Depreciation, amortization and depletion 482 484 499 (+) Equity 0 - 1 (+/-) Loss (gain) on disposal of property, plant and equipment (151) 13 45 (-) Tax credits/reversal of provision for contingencies (5) (1) (0) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction 527 of October 4, 2012, adding or subtracting from the amount the equity accounting, the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 23 EBITDA Adjusted 1,623 1,551 906 (+) Accrual for losses on ICMS credits 187 18 16 (-) Fair Value of Biological Assets (155) - 35 EBITDA 1,746 1,520 809 (+) Taxes on income 452 (720) (173) Adjusted EBITDA (R$ million) 4Q15 3Q15 4Q14 Income (loss) of the period 910 (601) (128)

4Q15 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	4Q15	3Q15	4Q14
Income (loss) of the period	910	(601)	(128)
(+/-) Financial results, net	(97)	2,357	611
(+) Taxes on income	452	(720)	(173)
(+) Depreciation, amortization and depletion	482	484	499
EBITDA	1,746	1,520	809
(+) Equity	0	-	1
(-) Fair Value of Biological Assets	(155)	-	35
(+/-) Loss (gain) on disposal of property, plant and equipmen	(151)	13	45
(+) Accrual for losses on ICMS credits	187	18	16
(-) Tax credits/reversal of provision for contingencies	(5)	(1)	(0)
EBITDA Adjusted	**1,623**	**1,551**	**906**

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction 527 of October 4, 2012, adding or subtracting from the amount the equity accounting, the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO